EXHIBIT 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2024

Hong Kong – December 19, 2024 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2024.

The Company’s revenue for the six months ended June 30, 2024 (“1H 2024”) were US$7,259,000, a 8.8% decrease as compared to  US$7,957,000 for the six months ended June 30, 2023 (“1H 2023”). The decrease was primarily due to decrease in revenue from engineering activities of US$545,000.

Gross profit increased by 19.5% to US$1,790,000 for 1H 2024 as compared to US$1,498,000 for 1H 2023. The increase was primarily due to the increase in gross profit margin % on revenue from engineering activities.

General and administrative expenses slightly decreased by US$46,000 to US$2,167,000 for 1H 2024 as compared to US$2,213,000 for 1H 2023.

The Company’s net income for 1H 2024 was US$44,000 as compared to net loss of US$255,000 for 1H 2023 resulting from increase in gross profit.

Mr. David Leung, CEO of the company commented,

 "In 2024 our industrial waste water treatment (“WWT”) business has suffered from the continued slowdown of China's economy due to less foreign investments and falling export business. Continued efforts to maintain lean operation are being undertaken at present, and further trimming of overhead costs is necessary.

However, our Ballast Water Treatment Systems (“BWTS”) business has been growing steadily in China and overseas countries, particularly Turkey, due to the healthy growth of the maritime industry.

Based on exhibitions participated, we foresee that more sales orders for BWTS can be captured. As we have observed a trend among shipowners of acquiring more small and medium-sized ships with shorter sailing routes to neighboring countries. This trend is gaining momentum due to the stricter compliance requirements enforced by IMO policies and various local region environmental laws. Moreover, there are more inland river ships being converted into ocean-going vessels, with most of these conversions involving small ships. Lastly, there are still a significant number of vessels that have not yet installed BWTS because many shipowners have obtained exemption letters a couple of years ago to postpone BWTS retrofitting.

We also see a trend of more domestic factories and even multinational companies in China relocating their plants overseas. Capturing the growth for this market is crucial, we therefore have recently incorporated a majority-owned Singapore entity named PACT Environmental Technology PTE Ltd. We believe this new entity can provide better support for our overseas clients and increase international business tender bidding opportunities for our overall business. Furthermore, we will utilize our upcoming BWTS tradeshows to promote our industrial WWT business to the maritime sector, as green transformation for ports or even shipyards in certain countries has become necessary due to stringent environmental regulations."

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About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO’s Ballast Water Management Convention entered into force for new-built vessels on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on 8 September 2019.

The company obtained type approval certificate from China’s Classification Society for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS in 2016.

The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after October 28, 2020, and the company have been in compliance with such requirements.

The ballast water port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own BWTS and for those with damaged BWTS.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2023.

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EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2024 (Unaudited)	As of December 31, 2023 (Audited)
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	4,521	5,453
Restricted cash	1,041	1,193
Accounts receivable, net	1,491	2,864
Prepayments and other current assets	810	246
Contract assets	23	66
Inventories	426	723
Total current assets	8,312	10,545
Property, plant and equipment, net	163	168
Investments in affiliates	9,781	9,856
Goodwill	1,071	1,071
Operating lease right-of-use assets, net	95	233
Deferred tax assets	102	103
Restricted cash	18	144
Total non-current assets	11,230	11,575
TOTAL ASSETS	19,542	22,120

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings	-	154
Accounts payable	2,297	3,456
Contract liabilities	441	650
Other payables and accrued expenses	899	1,124
Current portion of long-term operating lease liabilities	95	170
Income tax payable	52	42
Total current liabilities	3,784	5,596
Long-term operating lease liabilities, net of current portion	-	44
Total non-current liabilities	-	44
TOTAL LIABILITIES	3,784	5,640
Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY:
Ordinary share, 20,000,000 shares authorized and no par value; 7,899,832 and 7,899,832 shares issued as of June 30, 2024 and December 31, 2023, respectively	123	123
Additional paid-in capital	9,774	9,762
Treasury stock, 183,533 and 178,400 shares at cost as of June 30, 2024 and December 31, 2023, respectively	(807)	(800)
PRC statutory reserves	342	342
Accumulated other comprehensive income	730	733
Retained earnings	4,908	5,481
Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	15,070	15,641
Noncontrolling interests	688	839
Shareholders’ equity	15,758	16,480
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,542	22,120

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EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	2024 (Unaudited)		2023 (Unaudited)
	US$’000		US$’000

Revenue, net:
Trading and manufacturing		5,138		5,191
Engineering		2,121		2,766
		7,259		7,957

Cost of revenue:
Trading and manufacturing		(3,997)		(4,102)
Engineering		(1,472)		(2,357)
		(5,469)		(6,459)
Gross profit		1,790		1,498

Operating expenses:
Finance costs		(1)		(3)
General and administrative expenses		(2,167)		(2,213)
LOSS FROM OPERATION		(378)		(718)
Interest income		45		14
Other income, net		10		3
Equity in income of affiliates		232		203
LOSS BEFORE INCOME TAXES		(91)		(498)

Income tax (expense)		(10)		(4)
NET LOSS		(101)		(502)

Net loss attributable to noncontrolling interests		145		247
Net income / (loss) attributable to Euro Tech Holdings Company Limited		44		(255)
Other comprehensive (loss)
Net (loss)		(101)		(502)
Foreign currency adjustment loss		(9)		(7)
COMPREHENSIVE LOSS		(110)		(509)
Comprehensive loss attributable to noncontrolling interests		151		265
Comprehensive income / (loss) attributable to Euro Tech Holdings Company Limited		41		(244)

Net income / (loss) per ordinary share attributable to Euro Tech Holdings Company Limited
- Basic	$	US0.01	$	US(0.03)
- Diluted	$	US0.01	$	US(0.03)
Weighted average number of ordinary shares outstanding
- Basic		7,717,695		7,729,439
- Diluted		7,717,695		7,729,439

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CONTACT:	Euro Tech Holdings Company Limited, Hong Kong David Leung, CEO, or Jerry Wong, CFO Tel: 852-2814-0311 Fax: 852-2873-4887 Website: http://www.euro-tech.com

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